Exhibit 18


April 3, 2000


Mr. Andrew M. Caggia
Chief Financial Officer
Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, New York 11788

Re: Form 10-K Report for the year eneded February 29, 2000

Dear Mr. Caggia:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of March 1, 1999, the Company changed its accounting method for recognizing revenue on sales to distributors from recognition on shipment, net of appropriate reserves for sales returns and allowances, to deferral of revenue and related gross margins until the product is shipped by the distributors to end-users. According to the management of the Company, this change was made as it better recognizes the substance of demand for its products, and will accordingly better focus the Company on, and allow investors to better understand end-user demand trends for its products. Additionally, it is more consistent with industry practice.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are in the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN LLP